UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

US BioEnergy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90342V 10 9

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Thomas A. Jensen, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90342V 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROLAND J. “RON” FAGEN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 342,812

	8.	Shared Voting Power 14,100,062

	9.	Sole Dispositive Power 342,812

	10.	Shared Dispositive Power 14,100,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,442,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90342V 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DIANE FAGEN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,100,062

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,100,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,100,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90342V 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PLATTE VALLEY ENERGY, LLC 200869537

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,925,062

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,925,062

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,925,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) OO (LLC)

CUSIP No. 90342V 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLOBAL ETHANOL, INC. 20-1987451

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,175,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,175,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,175,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) CO

ITEM 1.                  SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of US BioEnergy Corporation (the “Issuer”), with a principal executive office located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077.

ITEM 2.                  IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Roland J. “Ron” Fagen (“Mr. Fagen”), his wife, Diane Fagen (“Mrs. Fagen”), Platte Valley Energy, LLC, a Minnesota limited liability company, and Global Ethanol, Inc., a Minnesota corporation (collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 26, 2006, a copy of which is attached hereto as Exhibit A.

The business address of Mr. Fagen and Mrs. Fagen is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen are citizens of the United States.  Mr. Fagen’s present principal occupation is President and CEO of Fagen, Inc., and Mrs. Fagen’s present principal occupation is Director of Human Resources of Fagen, Inc.  Fagen, Inc. is a design-build contractor specializing in heavy industrial engineering and construction.  The address of Fagen, Inc. is 501 West Highway 212, Granite Falls, Minnesota 56241.

The principal business of Platte Valley Energy, LLC is to hold the Common Stock of the Issuer for investment purposes and to conduct certain other business activities.  The address of the principal office of Platte Valley Energy, LLC is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen each hold 50% of the voting membership interests of Platte Valley Energy, LLC.  Mr. Fagen and Ms. Fagen hold all executive offices and directorships of Platte Valley Energy, LLC and are the only persons controlling Platte Valley Energy, LLC.

The principal business of Global Ethanol, Inc. is to hold the Common Stock of the Issuer.  The address of the principal office of Global Ethanol, Inc. is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen each own approximately 48.181% of the voting shares of Global Ethanol, Inc.  Mr. Fagen and Ms. Fagen hold all executive offices and directorships of Global Ethanol, Inc. and are the only persons controlling Global Ethanol, Inc.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Fagen’s personal funds were used to purchase the 335,313 shares of Common Stock held solely by Mr. Fagen; the aggregate purchase price of these shares of Common Stock was $2,682,500.

Prior to April 2006, Platte Valley Energy, LLC paid the aggregate amount of $32,872,521 to acquire membership interests in Platte Valley Fuel Ethanol, LLC.  In April 2006, the Issuer acquired Platte Valley Fuel Ethanol, LLC.  In connection with that transaction, the holders of membership interests in Platte Valley Fuel Ethanol, LLC received an aggregate of 44,999,981 shares of Common Stock and $40,000,038 in cash. As a holder of membership interests in Platte Valley Fuel Ethanol, LLC, Platte Valley Energy, LLC, received an aggregate of 29,000,248 shares of Common Stock.  In anticipation of the initial public offering of the Issuer, the Issuer undertook a 1-for-4 reverse stock split, resulting in Platte Valley Energy, LLC holding 7,250,062 shares of Common Stock.  The working capital of Platte Valley Energy, LLC was used to purchase the additional 1,675,000 shares of Common Stock held by Platte Valley Energy, LLC; the aggregate purchase price of these shares of Common Stock was $13,400,000.

The working capital of Global Ethanol, Inc. was used to purchase the 4,362,500 shares of Common Stock held by Global Ethanol, Inc.; the aggregate purchase price of these shares of Common Stock was $7,950,000.

No part of the purchase price for the Common Stock deemed to be beneficially owned by the Reporting Persons was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

ITEM 4.                  PURPOSE OF TRANSACTION.

The Common Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes.

As of the date of this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that, from time to time or at any time, a Reporting Person may, subject to the provisions and restrictions of the Shareholders’ Agreement and the Lock-Up Agreement, both as defined below in Item 6, and market and general economic conditions and other factors, purchase additional Common Stock, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons to one or more purchasers:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries;

(d)           a change in the members, or the number or term of the members of the Issuer’s board of directors or management;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)            any other material change in Issuer’s business or corporate structure;

(g)           amendment to Issuer’s articles of incorporation or by-laws or other actions which may impede the acquisition of control of Issuer by any person;

(h)           the Common Stock being delisted from a national securities exchange;

(i)            the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            any action similar to any of those enumerated above.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER.

(a)           As of the date hereof, the Reporting Persons beneficially owned the following Common Stock

	Aggregate Number	Percentage
Mr. Fagen	14,442,874	21.7%
Mrs. Fagen	14,100,062	21.2%
Platte Valley Energy, LLC	8,925,062	13.6%
Global Ethanol, Inc.	5,175,000	7.8%

(b)           Mr. Fagen has the sole power to vote, direct the vote, dispose or direct the disposition of 342,812  shares of Common Stock, comprised of

(1)           335,312 shares of Common Stock directly held by Mr. Fagen, and

(2)           7,500 Common Stock options directly held by Mr. Fagen and either now exercisable or exercisable within sixty days.

Mr. Fagen shares with Mrs. Fagen the power to vote, direct the vote, dispose or direct the disposition of 14,100,062 shares of Common Stock, comprised of

(1)           8,925,062 shares of Common Stock held by Platte Valley Energy, LLC, and

(2)           4,362,500 shares of Common Stock of Global Ethanol, Inc. and 812,500 Common Stock options held by Global Ethanol Inc. which are now exercisable.

Platte Valley Energy, LLC has the sole power to vote, direct the vote, dispose or direct the disposition of 8,925,062 shares of Common Stock.

Global Ethanol, Inc. has the sole power to vote, direct the vote, dispose or direct the disposition of 5,175,500 shares of Common Stock, comprised of 4,362,500 shares of Common Stock of Global Ethanol, Inc. and 812,500 Common Stock options held by Global Ethanol Inc. which are now exercisable.

(c)           None.

(d)           None.

(e)           Not applicable.

ITEM 6.                  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Attached as Exhibit B hereto is the Shareholders’ Agreement (the “Shareholders’ Agreement”), dated as of December 20, 2006, by and between the Issuer and certain shareholders of the Company (each a “Shareholder”), including Mr. Fagen, Platte Valley Energy, LLC, and Global Ethanol, Inc.  The Shareholders’ Agreement generally provides, among other things, that a Shareholder

(i)            may not, without the prior approval of the board of directors of the Issuer, directly or indirectly acquire beneficial ownership of any additional equity securities of the Issuer, excepting an amount not to exceed 2% of the Common Stock outstanding on the closing of the Issuer’s initial public offering;

(ii)           may not, without the prior approval of the board of directors of the Issuer, sell or otherwise transfer any equity securities of the Issuer, if, following such sale or transfer, the purchaser or transferee would beneficially own in excess of 5% of the outstanding shares of Common Stock;

(iii)          may not enter into related party transactions;

(iv)          may not, without the consent of the managing underwriters of the initial public offering of the Issuer, effect any sale or transfer (including sales pursuant to Rule 144) of equity securities of the Company, during a period of up to 180 days following the initial public offering of the Issuer; and

(v)           shall vote the Shareholder’s beneficially-owned Common Stock for certain independent directors of the board of directors of the Issuer.

Attached as Exhibit C hereto is the Lock-Up Agreement (the “Lock-Up Agreement”), dated as of August 3, 2006, by and between Mr. Fagen, Fagen Management, LLC, Platte Valley Energy, LLC, and Global Ethanol, Inc., pursuant to which these parties have agreed, subject to certain exceptions, not to offer or sell any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of at least 180 days from the date of the final prospectus relating to the initial public offering of the Issuer without the prior written consent of the representatives of the underwriters of that initial public offering.

Attached as Exhibit D hereto is the Irrevocable Proxy (the “Irrevocable Proxy”), dated as of November 17, 2005, executed by Global Ethanol, Inc.  Attached as Exhibit E  hereto is the Subscription Agreement (the “Subscription Agreement”), dated November 17, 2005, by and between the Issuer and CHS Inc., a Minnesota corporation.  In connection with the Subscription Agreement, Global Ethanol, Inc. executed the Irrevocable Proxy granting to certain officers of CHS Inc., with full power of substitution, the right to vote the voting securities of the Issuer held by Global Ethanol, Inc. with respect to the election of persons to the Issuer’s board of directors, to the extent CHS Inc. is entitled to appoint such persons under Section 8 of the Subscription Agreement.

The descriptions of the transactions and agreements set forth in this Item 6 are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference and attached to this Schedule 13D as an exhibit pursuant to Item 7.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:  Joint Filing  Agreement,  dated as of December 26, 2006, by and among the Reporting Persons.

Exhibit B:  Shareholders’ Agreement.

Exhibit C:  Lock-Up Agreement.

Exhibit D:  Irrevocable Proxy.

Exhibit E:  Subscription Agreement.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2006

/s/ Roland J. “Ron” Fagen
Roland J. “Ron” Fagen

/s/ Diane Fagen
Diane Fagen

PLATTE VALLEY ENERGY, LLC

By:	/s/ Roland J. “Ron” Fagen

Its:	President

GLOBAL ETHANOL, INC.

By:	/s/ Roland J. “Ron” Fagen

Its:	President